CNX Coal Resources LP

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

June 30, 2015

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds, Assistant Director
Division of Corporation Finance

Re:	CNX Coal Resources LP
Amendment No. 7 to Registration Statement on Form S-1
Filed June 26, 2015
File No. 333-203165

Ladies and Gentlemen:

Set forth below are the responses of CNX Coal Resources LP, a Delaware limited partnership (“we,” “our” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 29, 2015, with respect to Amendment No. 7 (“Amendment No. 7”) to the Partnership’s Registration Statement on Form S-1 filed with the Commission on June 26, 2015 (as amended, the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 8 to the Registration Statement (“Amendment No. 8”) with the Commission. For your convenience, we have hand delivered three copies of this letter, as well as three copies of Amendment No. 8 marked to show all changes made since the filing of Amendment No. 7.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 8, unless otherwise indicated.

General

1.	We note throughout the prospectus that you refer to “committed and priced” contracts. Please revise throughout your prospectus to include clarifying disclosure regarding the forecasted rather than fixed nature of the subject prices. In this regard, we note the clarifying disclosure added to the table and table references on pages 100-101.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 2, 8, 73, 131, 132, 137 and 138.

Securities and Exchange Commission

2.	We note in the concurrent private placement that the amount of the private placement is dependent upon your initial public offering, which may be reduced to 5 million shares. Revise your prospectus where appropriate to reflect the potential changes in the amounts being sold between the private placement and the public offering. For instance, as non-exclusive examples, please revise your beneficial ownership table to reflect Greenlight Capital’s ownership percentage at the maximum contemplated by the Common Unit Purchase Agreement and address any changes that may occur in dilution. If there will be no change to the dilution section, so state.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 13, 59, 61, 62, 177 and 178. We advise the Staff that we have amended the Registration Statement to reduce the number of common units offered to the public from 8,000,000 to 5,000,000, as we currently do not expect to sell more than 5,000,000 common units to the public.

Prospectus Summary, page 1

3.	We note your statement on page six that you have developed your customer base to include “power plants that are positioned to continue operating for the foreseeable future.” Please revise to provide additional details regarding this statement, including identifying the power plants referenced and explaining how they are positioned to continue operations in the future.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 6, 7, 136, 152 and 153.

Industry, page 117

4.	We note your source information was derived from the 2014 BP Statistical Review of World Energy for your World energy consumption on this page and elsewhere in your filing. Please revise your filing, both the charts and any related narrative to use the 2015 Statistical Review of World Energy, or explain why this update is not appropriate.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 118, 128.

5.	Please provide the month and date of the industry and consultant information presented in this section and update the information if required under Rule 408 of Regulation C.

Response: We acknowledge the Staff’s comment. We have considered Rule 408 of Regulation C and have revised the Registration Statement to add further disclosure the extent we believe is required. Please see pages 118, 119, 122, 124 and 125.

Securities and Exchange Commission

Coal Consumption and Demand, page 120

6.	We note your statements regarding the anticipated seaborne thermal and metallurgical coal markets attributable to Wood Mackenzie. Please confirm, if true, that the statements included in your prospectus continue to reflect the current views of Wood Mackenzie. If appropriate, please revise your disclosure. In this regard, we note the Wood Mackenzie website which reports, for 2014, a “large fall in [global] demand” and an unexpected drop in China’s imports. See http://public.woodmac.com/public/views/global-coal-future. In addition, please add disclosure regarding the decline in the global coal market, addressing and quantifying principal factors for this decline, such as the reduction in China’s imports and excess supplies. Further, please add summary disclosure of historical international coal prices that quantifies the current weakness in international prices.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 123, 124, 127 and 128.

U.S. Coal Consumption, page 121

7.	We note your source information from the U.S. Energy Information Administration’s (EIA) 2014 Annual Energy Outlook (AEO) for your coal consumption chart found on this page and elsewhere in your filing. Please revise your filing, both the chart and related narrative, to use the 2015 Annual Energy Outlook and 2015 Annual Coal Report from the EIA, or explain why this update is not appropriate.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 119, 121, 122, 124, 125, 126.

8.	Please confirm, if true, that the forecasted coal production information continues to reflect the current views of Wood Mackenzie. If appropriate, please revise your disclosure.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 126, 128 and 129.

[Signature Page Follows]

Securities and Exchange Commission

Please direct any questions or comments regarding this correspondence to our counsel, Brett Braden of Latham & Watkins LLP, at (713) 546-7412.

Very Truly Yours,

/s/ Lorraine L. Ritter
Lorraine L. Ritter
Chief Financial Officer and
Chief Accounting Officer
CNX Coal Resources GP LLC

cc:	Brett E. Braden, Latham & Watkins LLP
David P. Oelman, Vinson & Elkins L.L.P.
Douglas E. McWilliams, Vinson & Elkins L.L.P.